UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of The National Grid Group plc      CERTIFICATE PURSUANT TO RULE 24
et al on Form U-1 (File No. 70-9473)            UNDER THE PUBLIC UTILITY HOLDING
                                                COMPANY ACT OF 1935
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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended, The National Grid Group plc, an England and Wales corporation ("National Grid"), certifies that it has acquired New England Electric System, a Massachusetts business trust ("NEES"), as proposed in the application/declaration to the Commission on Form U-1 (File No. 70-9473) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27154, dated March 15, 2000. National Grid also certifies that the acquisition has been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto. Upon completion of the acquisition, NEES changed its name to National Grid USA.

Exhibits

     F-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Grid has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                      /s/ Jonathan M.G. Carlton
                                      -------------------------
                                      Business Development Manager -- Regulation
                                      The National Grid Group plc

Date:  March 24, 2000

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EXHIBIT F-2

                                            March 24, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: The National Grid Group plc/New England Electric System Merger, File No. 70-9473 (the "Application/Declaration")

Ladies and Gentlemen:

     The National Grid Group plc ("National Grid"), the New England Electric System ("NEES"), a registered holding company, and several subsidiary companies of National Grid (collectively, the "Applicants") have applied to the Commission for authority relating to the acquisition by National Grid of NEES and the indirect acquisition of the common stock of NEES' public utility subsidiary companies (the "Merger"). National Grid also requested that the Commission approve (1) the acquisition of NEES' interest in the non-utility activities, businesses and investments of NEES and the retention of National Grid's existing non-utility activities, businesses and investments; (2) certain acquisition-related financing matters, and (3) certain amendments to the NEES standard form of service company agreement. An order was issued by the Commission on March 15, 2000 approving the Merger (Holding Co. Act Release No. 27154). Upon consummation of the Merger, National Grid and the intermediate companies in the NEES ownership chain registered as holding companies under the Public Utility Holding Company Act of 1935 (the "Act").

     As counsel for National Grid, we deliver this past-tense opinion to you for filing as Exhibit F-2 to the Application-Declaration referenced above. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we deemed necessary or appropriate as a basis for the opinions expressed in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to this opinion, we have, when relevant facts were not independently established, relied upon statements contained in the Application-Declaration.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     o The Merger has been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the trustees of NEES, the board of National Grid, and their shareholders.
     o All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Merger have been obtained or made, as the case may be, and have become final and unconditional in all respects and have remained in effect (including the approval and authorization of the Commission under the Act) and the Merger has been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.
     o The Commission has duly entered an appropriate order with respect to the Merger as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.
     o The solicitation of proxies from the shareholders of NEES with respect to the Merger was conducted in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
     o The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder has expired.
     o The appropriate corporate formalities as are required by the laws of the State Massachusetts for the consummation of the Merger have been taken; and such Merger has become effective in accordance with the laws of the State of Massachusetts.
     o The parties have obtained all consents, waivers and releases, if any, required for the Merger under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, we are of the opinion that:

     (a) all state and federal laws applicable to the Merger have been complied with;

     (b) each of the Applicants is duly formed or incorporated under the laws of the jurisdiction in which it is domiciled;

     (c) National Grid has legally acquired the shares of the common stock of NEES, and;

     (d) the consummation of the Merger did not violate the legal rights of the holders of any securities issued by National Grid, or by any associate company thereof.

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     We are members of the Bar of the states of New York and  Massachusetts  and we express no opinion as to the laws of any jurisdiction other than the laws of the states of New York and Massachusetts and the federal laws of the United States. In rendering the foregoing opinion, as to all matters governed by other laws, we have relied, without independent inquiry, solely upon the opinions of local counsel.

     We hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                      Very truly yours,

                                      /s/ LeBoeuf, Lamb, Greene & MacRae, L.L.P.

                                      LeBoeuf, Lamb, Greene & MacRae, L.L.P.